SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 17 May, 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Bank of Ireland

2. Name of director

Roy Bailie

Richard Burrows

Laurence Crowley

David Dilger

Donal Geaney

Maurice Keane

Ray MacSharry

George Magan

Caroline Marland

Declan McCourt

Tom Moran

Terry Neill

Denis O'Brien

Mary Redmond

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Roy Bailie

Richard Burrows

Laurence Crowley

David Dilger

Donal Geaney

Maurice Keane

Ray MacSharry

George Magan

Caroline Marland

Declan McCourt

Tom Moran

Terry Neill

Denis O'Brien

Mary Redmond

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Stock in lieu of Part Director's Fees

7. Number of shares / amount of stock acquired

Roy Bailie 209

Richard Burrows 245

Laurence Crowley 817

David Dilger 155

Donal Geaney 155

Maurice Keane 155

Ray MacSharry 155

George Magan 155

Caroline Marland 155

Declan McCourt 22

Tom Moran 155

Terry Neill 22

Denis O'Brien 155

Mary Redmond 155

8. Percentage of issued class

Roy Bailie 0%

Richard Burrows 0%

Laurence Crowley 0%

David Dilger 0%

Donal Geaney 0%

Maurice Keane 0%

Ray MacSharry 0%

George Magan 0%

Caroline Marland 0%

Declan McCourt 0%

Tom Moran 0%

Terry Neill 0%

Denis O'Brien 0%

Mary Redmond 0%


9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class


11. Class of security

Ordinary Stock

12. Price per share

Euro 10.097 in each case

13. Date of transaction

14 May 2004

14. Date company informed

14 May 2004

15. Total holding following this notification

Roy Bailie 3,561

Richard Burrows 46,226

Laurence Crowley 32,698

David Dilger 2,345

Donal Geaney 7,889

Maurice Keane 1,191,487

Ray MacSharry 1,775

George Magan 1,245

Caroline Marland 1,526

Declan McCourt 5,022

Tom Moran 1,541

Terry Neill 44,148

Denis O'Brien 301,526

Mary Redmond 2,698

16. Total percentage holding of issued class following this notification

Roy Bailie 0.0004%

Richard Burrows 0.005%

Laurence Crowley 0.003%

David Dilger 0.0002%

Donal Geaney 0.001%

Maurice Keane 0.12%

Ray MacSharry 0.0002%

George Magan 0.0001%

Caroline Marland 0.0002%

Declan McCourt 0.001%

Tom Moran 0.0002%

Terry Neill 0.005%

Denis O'Brien 0.03%

Mary Redmond 0.0003%


If a director has been granted options by the company please complete the following boxes.

17. Date of grant


18. Period during which or date on which exercisable


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved: class, number


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22. Total number of shares or debentures over which options held following this notification


23. Any additional information


24. Name of contact and telephone number for queries

Peter Nugent
+ 353 1 6043402

25. Name and signature of authorised company official responsible for making this notification

Peter Nugent

Date of Notification

17 May 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 17 May, 2004